May 31, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Concord Milestone Plus, LP
      Amended Schedule TO-T filed May 26, 2005 by Sutter
	Opportunity Fund 3, LLC,
      Sutter Opportunity Fund 3(TE), LLC, SCM Special Fund, LLC,
      MacKenzie Patterson Fuller, Inc., Robert E. Dixon,
	and C.E. Patterson
      File No. 005-40562

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Schedule TO-T

1. We note the SCM-CMP Acquisition Fund has been substituted as a bidder in place of SCM Special Fund. Please advise us of the genesis and purpose of the substitution. Confirm, for example, that the substitution was due to a typographical error and that the original Schedule TO-T included the information for SCM
Special Fund. Alternatively, advise us if the purpose of the substitution is to replace an initial bidder with a new bidder.
To the extent the purpose of the substitution is to simply correct a typographical error, please revise your Schedule TO-T/A to specifically account for this change. To the extent you intended to replace an initial bidder with a new bidder, please make the disclosures required of all bidders, including, for example, the disclosure required by General Instruction C and Item 3 of Schedule TO. In addition, provide us with your legal analysis in support of your apparent conclusion that a bidder may withdraw from a tender offer once it has commenced yet still remain in compliance with Section 14(e) of the Securities Exchange Act of 1934. Alternatively, revise the cover page of your Schedule TO-T/A to show SCM Special Fund as a bidder.

Offer to Purchase

Cover Page - Page 1

2. We note your response to comment 4 and disagree with your analysis and conclusion. Mr. C.E. Patterson, as a bidder identified on the cover of and signatory to the Schedule TO, is a purchaser regardless of his level of involvement in the offer. Please revise the offering materials, including the letter of transmittal, to include him as a purchaser.

3. Please disclose your response to comment 7 in the amended
Offering materials. In addition, specify the nature of the access to the securities you will have at a time before all conditions to the offer have been satisfied, the tendered securities have been accepted and payment has been made. Disclose, for example, the time at which you will have authority to vote the securities.

Introduction - Page 7

4. Please disclose your response to comment 9 in the offering materials.

Terms of the offer - Page 9

5. We note that upon the expiration of the offer, and once all conditions are satisfied or waived, you will promptly pay for all tendered securities. Please revise to explain whether you will have the ability to effect the foregoing acceptance and payment of all tendered securities in light of the transfers restrictions identified in the partnership`s Schedule 14D-9.

Conditions to the Offer - Page 14

6. We reissue comment 16. Please describe the authorizations or approvals to which you refer in the first paragraph. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,


						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions